Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

March 20, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ken Ellington and Anu Dubey

Re:	Dreyfus Premier Worldwide Growth Fund, Inc. Registration Statement on Form N-14 (File No: 333-223161)

Ladies and Gentlemen:

On behalf of Dreyfus Premier Worldwide Growth Fund, Inc. (the "Registrant"), on or about March 21, 2018 we plan to file Pre-Effective Amendment No. 1 (the "Amendment") to the Registrant's Registration Statement on Form N-14 (the "Registration Statement") related to the reorganization of Dreyfus Core Equity Fund (the "Fund"), a series of The Dreyfus/Laurel Funds, Inc., into Dreyfus Worldwide Growth Fund (the "Acquiring Fund"), a series of the Registrant (the "Reorganization"). The filing will be marked to show changes from the version of the Prospectus/Proxy Statement filed as part of the Registration Statement on February 22, 2018. The revisions consist primarily of changes made in response to the comments given telephonically by the staff (the "Staff") of the Securities and Exchange Commission, including accounting comments given by Ken Ellington of the Staff to the undersigned on March 8, 2018 and disclosure comments given by Anu Dubey of the Staff to the undersigned on March 12, 2018. Set forth below are Mr. Ellington and Ms. Dubey's comments and the Registrant's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement.

Accounting Comments

Fees and Expenses

1.	Staff Comment: Please confirm that the fees and expenses presented in the fee table are the current fees and expenses of the Fund and the Acquiring Fund.

Response: The fees and expenses set forth in the fee tables for the Fund are as of its fiscal year ended August 31, 2017 and for the Acquiring Fund as of its fiscal year ended October 31, 2017. The Amendment will disclose that the expense ratios for the Fund and the Acquiring Fund as of February 28, 2018 were approximately 1.35% and 1.18% for Class A, 2.10% and 1.92% for Class C, and 1.10% and 0.91% for Class I, respectively. Fund management confirms that the information presented in the fee tables is not materially different from each fund's current fees and expenses.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Securities and Exchange Commission

March 20, 2018

2.	Staff Comment: Please confirm that the correct dollar amounts are shown in the expense example for the Fund. The Staff's calculations differed from those presented.

Response: The Fund calculates the expense example assuming that the percentage amounts listed under “Total Annual Fund Operating Expenses” remain the same in each year of the 1-, 3-, 5-, and 10-year periods. The Fund includes in this calculation the adjustment made to reflect the fee waiver in an amount equal to the Fund's allocable portion of the fees and expenses of the non-interested Board members and their counsel. As noted in Footnote 2 to the Fund's fee table, this fee waiver is pursuant to the investment management agreement and, thus, may not be amended without the approval of the Fund's shareholders. Accordingly, the Fund expects the waiver to continue during each year of the 1-, 3-, 5-, and 10-year periods and fund management confirms the dollar amounts presented are correct.

Financial Statements

3.	Staff Comment: The fee structure of the Fund is being changed significantly, as it currently has a unitary fee structure, and will have a standard fee structure after the Reorganization. Under Section 11-02(b) of Regulation S-X, narrative pro forma financial statements may be presented when a limited number of pro forma adjustments are required and those adjustments are easily understood. Due to the significant fee structure change, the Staff believes that a full set of pro forma financial statements should be presented, rather than the currently presented narrative pro forma financial statements.

Response: Full pro forma financial statements will be presented in the Amendment.

4.	Staff Comment: Please disclose the per share amount of capital gains distributions that are expected to amount from portfolio repositioning in the financial section of the Amendment.

Response: The requested disclosure will be added to the narrative under "Pro Forma Financial Information" in the Statement of Additional Information in the Amendment. The Prospectus/Proxy Statement discloses under "Sale of Portfolio Securities" that "[m]anagement currently estimates that approximately 17% of the Fund's portfolio securities may be sold by the Fund before consummation of the reorganization, and that the Fund would recognize approximately $7 million in capital gains (approximately $0.71 per share) as a result of the sale of such portfolio securities."

Disclosure Comments

Shareholder Letter

5.	Staff Comment: The first sentence of the third paragraph states: "After careful review, the Company's Board of Directors has [unanimously] approved the proposed reorganization." Please explain why the world "unanimously" is in brackets. If the Board of Directors has unanimously approved the reorganization, please remove the applicable brackets. If any director opposed the reorganization, please include the disclosure required by Item 7(a) of Form N-14. Please also add disclosure about board considerations of the reorganization including why a board member opposed it.

Response: The Registrant's Board of Directors has unanimously approved the Reorganization. The brackets surrounding "unanimously" will be removed here and throughout the Prospectus/Proxy Statement.

Securities and Exchange Commission

March 20, 2018

Questions and Answers

6.	Staff Comment: The second paragraph of the second Q&A states that the Acquiring Fund "invests at least 25% of its assets in foreign companies" and "at least 25% of its assets in U.S. companies," meaning that the Acquiring Fund may be investing up to 75% of its assets in U.S. companies. As the Acquiring Fund has "Worldwide" in its name, the 25% disclosure is not sufficient to show that the Acquiring Fund's assets are economically tied to a number of countries throughout the world. See Investment Company Act Release No. 24828 (the "Names Rule Release"). Please confirm to the Staff that relevant disclosure in the Acquiring Fund's prospectus will be revised to provide criteria to assure the Staff that the Acquiring Fund's investments are tied to a number of countries throughout the world.

Response: The Acquiring Fund's prospectus states that the fund focuses on "blue chip" multinational companies, which the sub-adviser considers to be large, established, globally managed companies that manufacture and distribute their products and services throughout the world. Investment in these companies provides economic exposure to a number of countries, irrespective of the particular company's country of organization. Thus, fund management believes that "Worldwide" in the name of the Acquiring Fund is not deceptive or misleading and does not lead a reasonable investor to conclude that the Acquiring Fund invests in a manner that is inconsistent with the fund's intended investments or the risks of those investments. Accordingly, fund management respectfully declines to revise the Acquiring Fund's prospectus.

7.	Staff Comment: As the third Q&A discusses the funds' similar investment goals, strategies and risks, please revise the question heading from "Do the Funds Have Similar Goals and Strategies?" to "Do the Funds Have Similar Goals, Strategies and Risks?"

Response: The requested revision will be made in the Amendment.

Prospectus/Proxy Statement

8.	Staff Comment: The last paragraph of "Goal and Approach" under Comparison of the Acquiring Fund and the Fund states that the "Acquiring Fund and the Fund have substantially similar fundamental investment restrictions." Please add disclosure to this paragraph, as previously stated in the section, that the Acquiring Fund's investment objectives are fundamental, while the Fund's investment objectives are not, as this is a different fundamental policy. Additionally, please confirm that all of the funds' fundamental policy differences are included on Exhibit B of the Prospectus/Proxy Statement. The Staff notes that the first sentence of Temporary Suspension of Certain of the Fund's Investment Restrictions states that the Fund has a restriction on investing in other investment companies, but does not state that the Acquiring Fund has a similar investment restriction. This restriction, and an applicable comparison if the Acquiring Fund does not have this restriction, should be added to Exhibit B.

Response: The noted sentence refers to investment restrictions and, therefore, we respectfully decline to add the requested sentence pertaining to investment objectives as it is clearly disclosed earlier in the section. The requested disclosure will be added to Exhibit B in the Amendment, which will set forth all of the funds' fundamental policy differences. The restriction on investing in other investment companies is a non-fundamental policy of each fund; Exhibit B of the Prospectus/Proxy Statement is a comparison of fundamental policies and, thus, this restriction is not included.

Securities and Exchange Commission

March 20, 2018

9.	Staff Comment: Under Principal Risks, it is stated that both funds are subject to "foreign investment risk." If emerging market risk is a principal risk of either fund, please add a risk factor to the Principal Risk section, or add disclosure about emerging market risk to the foreign investment risk factor.

Response: Emerging market risk is not a principal investment risk of either fund.

10.	Staff Comment: Footnote No. 2 to the table in Fees and Expenses discusses the fee waiver in effect for the Fund. If the fee waiver is subject to a right of recoupment, please disclose that fact in this fee table and the other fee tables throughout the Prospectus/Proxy Statement and please disclose whether the right of recoupment will survive the Reorganization.

Response: We have confirmed with fund management that the Fund's current fee waiver is not subject to a right of recoupment.

11.	Staff Comment: Under the Acquiring Fund's performance table in Past Performance, it states "[The year to date total return of the Acquiring Fund's Class A shares as of March 31, 2018 was [___]%.]." As the Prospectus/Proxy Statement is to go effective before March 31, 2018, please either remove this sentence or change the "as of" date. Please make similar revisions throughout the Prospectus/Proxy Statement.

Response: The referenced sentence will be removed from the Acquiring Fund's performance table and throughout the Prospectus/Proxy Statement in the Amendment.

12.	Staff Comment: Independent Registered Public Accounting Firm lists the funds' independent registered public accounting firms. Please add the other service providers for the Fund and the Acquiring Fund to this section (i.e., the funds' custodian), even if the funds use the same provider. Please also revise the heading of this section to "Service Providers."

Response: We will add the heading "Other Service Providers" and disclose the distributor, custodian and transfer agent in the Amendment.

13.	Staff Comment: Please add a section to Summary which compares each fund's organizational documents and governance structure. The Staff usually sees such disclosure in similar filings and asks specifically for a review of the differences in the funds' charters.

Response: A discussion of the funds' organizational and governance structures will be added to the Amendment.

Voting Information

14.	Staff Comment: Please add disclosure stating the vote required to approve the Reorganization, per Item 7(c) of Form N-14. As this Reorganization is for affiliated funds, please address whether a vote required by Rule 17a-8 under the 1940 Act is required.

Response: Disclosure stating the vote required to approve the Reorganization is included under "Information About the Reorganization − Required Vote and Board's Recommendation". Nevertheless, we will repeat the disclosure under "Voting Information".

Securities and Exchange Commission

March 20, 2018

In addition, the Boards did consider approval of the Reorganization in accordance with Rule 17a-8 under the 1940 Act and disclosure regarding the determinations of the Boards pursuant to the Rule is included under "Reasons for the Reorganization". Specifically, "[t]he Company's Board and the Acquiring Company's Board have concluded, with respect to the Fund and the Acquiring Fund, respectively, that the Reorganization is in the best interests of the Fund and the Acquiring Fund, respectively, and that the interests of shareholders of the Fund and the Acquiring Fund, respectively, will not be diluted as a result of the Reorganization".

15.	Staff Comment: The second sentence of the fifth paragraph states: "If a quorum is not present at the Meeting, or if a quorum is present but sufficient votes to approve the proposal are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies for the Fund." Please note that Rule 14a-4 under the Securities Exchange Act of 1934, as amended, gives no discretion to vote for an adjournment of a meeting to permit the solicitation of additional votes. The sentence indicates an inappropriate "bundling" and should be separated out pursuant to Rule 14a-4. Please set out a vote for adjournment as a separate proposal on the proxy card and revise the Prospectus/Proxy Statement to have two proposals.

Response: The Registrant respectfully disagrees that Rule 14a-4 prohibits granting discretion to proxies to vote for an adjournment of a meeting to permit the solicitation of additional votes. Rule 14a-4(d) lists certain prohibitions as to proxy authority, none of which include voting to adjourn an annual or special shareholder meeting. In the absence of a federal law prohibition on delegating such authority, we note that the Fund's governing documents, including its bylaws, expressly permit the adjournment by the Fund's shareholders or their proxies of shareholder meetings and the subsequent conduct of business at such adjourned meeting. As the Registrant's form of Proxy gives the persons named as proxies the discretion to "vote upon such other business as may properly come before the [M]eeting, or any adjournment(s) thereof" and such business may include acting to adjourn the Meeting, the Registrant respectfully requests that this comment be waived.

Exhibit B

16.	Staff Comment: Please add disclosure to Exhibit B stating that the Acquiring Fund's investment objective is a fundamental policy.

Response: The requested revision will be made to Exhibit B.

Exhibits to the Registration Statement

17.	Staff Comment: The legality opinion issued by Registrant's counsel includes the following prohibited assumption, as expressed in the Division of Corporation Finance's Staff Legal Bulletin No. 19, Section II(B)(3)(a):

Upon any issuance of the Shares, the total number of shares of each class of Common Stock issued and outstanding will not exceed the total number of shares of each class of Common Stock that the Company is then authorized to issue under the Charter.

Please refile the legality opinion with the Amendment without the prohibited assumption.

Response: A revised legality opinion will be refiled with the Amendment.

Securities and Exchange Commission

March 20, 2018

General

18.	Staff Comment: As the Registrant will be requesting acceleration on the Amendment, please include the indemnification undertaking required by Rule 484 under the Securities Act of 1933, as amended, in the registration statement.

Response: The requested undertaking will be added to Part C of the Amendment.

Should members of the Staff have any questions or comments, please contact me at 212.969.3379 or, in my absence, contact David Stephens at 212.969.3357.

Very truly yours,

/s/ Kim Kaufman

Kim Kaufman

cc:	David Stephens Jeff Prusnofsky